Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

The following is an edited transcript of the question and answer session following prepared remarks by Electriq Power, Inc. and TLG Acquisition One Corp. for an energy transition conference call hosted by Jon Windham, CFA, UBS Alternative Energy & Environmental Services Equity Research Analyst, on Thursday, March 9th, 2023 at 11:00 am ET.

Jon Windham:

You know, what sort of strikes me as you’re going through the presentation is Electriq Power is such a company for the moment that we’re in right now, meaning like with NEM 3.0 coming in California, which is obviously a huge boost to storage adoption in the state, as well as the IRA. Can we go back a little bit and talk about how the company got started and then how it evolved to be where it is today, which got some pretty significant tailwinds behind the end market you’re trying to address?

Frank Magnotti:

Sure. The early days of Electriq Power was a typical garage startup story. One of the founders and engineer by training purchased salvaged Nissan Leaf vehicles and wanted to explore second life options for those batteries. He began tying these batteries together to the solar on his house and successfully stored the solar energy. That idea morphed into a minimum viable product, which was the beginning of Electriq, and it grew from there.

Jon Windham:

Great. And maybe a little bit on the team that came together, a little bit of everyone’s background. I think it’s important that new listings, that investors understand the people driving the company.

Frank Magnotti:

Sure. Those not on the call first. Our chief operating officer and general counsel, Jim Van Hoof, previously was CFO at Ionic Materials and at UTC Power, as well as head of Growth & Innovation at Hubbell. Our chief technology officer, Jan Klube, was previously head of engineering at Enphase. Our chief commercial officer, Troy Anatra, ran market development at Generac. Our chief services officer, Frank Evans, ran the operations at Willdan and Comverge. Our chief marketing officer, Pravin Bhagat, led program marketing at Itron and Comverge. And our chief HR officer, Ozlem, was an HR leader at Raytheon and Tyco.

Petrina?

Petrina Thomson:

So I joined Electriq almost two years ago now, and I must say, I’m loving it. I’ve had over 25 years of leadership experience in financial accounting, the majority of which has been in large public technology-focused companies, including Sun Microsystems and Tyco International. And then more recently, I held executive positions at private equity-backed software and technology companies.

Frank Magnotti:

I’m Frank Magnotti, the CEO. I started out at AT&T, founded the Utility Solutions division at AT&T, then founded Comverge, which was the first smart grid company to go public. For those that don’t remember Comverge, we created the rules and regulations around virtual power plants. We had six gigawatts of demand response, and at the time we went public, that was more than the whole world’s solar and wind assets. And so that says a lot about how renewables have grown. Then I got onto the board of Electriq, and about six years ago, became the CEO.

We really have put together a phenomenal team with breadth and depth of experience.

Jon Windham:

Great. Really, really appreciate that. I guess one of the other questions we should always ask, can you talk to a little bit why going public via the SPAC route and then specifically the partnership with TLG?

Frank Magnotti:

Sure. You know, when you’re looking to raise capital, you want to assess all opportunities and have a healthy discussion with your board. The SPAC route was opportunistic, and the market around the clean energy transition has never been stronger.

TLG is highly credible with a great investor base and a team that is full of technical people who have a deep understanding of what Electriq is doing. Mike and I share a similar vision for Electriq’s future, and as it turns out, and this was coincidence and after the fact, we happen to have offices one block away from each other in West Palm Beach. Mike, do you want to say anything?

Mike Lawrie:

No, I think that summarizes it very well. I think Electriq is a great company that can take advantage of the SPAC as a way to access the public markets.

Jon Windham:

Got it. Appreciate that. Maybe let’s get into a little bit of, obviously, California was a big part of the presentation. It’s obviously a big end-market in the United States. But as I said about California, it’s a large European country all by itself. But there’s obviously a lot of changes coming in terms of NEM 3.0. So can, maybe talk a little bit about how you think that plays out over the course of the next year in terms of the total size of the market, and then how aggressive should we think about storage adoption in terms of those that do get rooftop solar?

Frank Magnotti:

Okay, I’ll see if I got your question. One part is, we speak a lot about California and what other markets are we going to and why as we expand. We look to target areas that meet a few different criteria. Areas that have highly differentiated time of use electricity rates, or simply higher relative rates. We look to under-resourced communities, areas that typically have storms or power shutoffs, and states that are progressive in the adoption of renewables.

So with that in mind, California is obvious. Arizona, Texas and Florida meet those, and you’re seeing the northeast really not far behind, and even the mid-Atlantic. You’re seeing rules and regulations specifically around batteries and battery incentives. So that’s how we’re going to be looking at it. And you mentioned NEM 3.0. The NEM 3.0, as I mentioned in my remarks, for 90%, 95%, 97% of the time that rate that’s paid for putting the solar back on the grid is a lot lower than it was.

What’s not talked about a lot is that for 1%, 2% of the hours, it’s seven times higher than the normal rate. So if you have a very intelligent battery system, and we call ours the hub of the home, and it has that intelligence, you really can take advantage of that. And that’s why from a NEM perspective, our software and the use of the battery, NEM 3.0 is a positive for our company.

Jon Windham:

Perfect, thank you. Appreciate that. And maybe let’s dive in a little bit of a topic that you mentioned before. Can you talk a little bit more about virtual power plant, sort of this term that’s out there that gets banded or bound around? Can you go through a little bit of the ABCs of exactly what it is, how it works, how you envision sort of evolving? Thanks.

Frank Magnotti:

Yeah. I’ll start very simply because you could have a pretty long discussion on this. A VPP, a virtual power plant, is a group of distributed assets that are combined to provide capacity that offsets grid load. So you are combining batteries and collectively discharging them when the grid needs them the most. And then there are two flavors of this. You can go into the wholesale markets, or you can go and offset transmission and distribution constraints. And those generally would be through bilateral contracts with the utilities. And the more concentrated that those batteries are geographically, the more the transmission and distribution offset can happen.

Jon Windham:

Okay. And maybe just a quick follow up, just so I understand, it’s a basic question. Your understanding then is the residential customers connected to a virtual power plant through their battery, if they didn’t have solar, would they still be entitled to the investment tax credit for storage? What’s your understanding of that?

Petrina Thomson:

So the IT or investment tax credit, if they don’t have the storage attached to the solar, they do not have the ability to be eligible for the additional benefits that are being offered in the higher ITC credits. So storage is a key component.

Jon Windham:

Right. Yeah, sorry, right. So sorry, heard you correctly. Maybe I misspoke. I was asking if a customer had storage only, would they be able to be entitled to the investment tax credit for standalone storage if they’re part of the-

Petrina Thomson:

Yes.

Jon Windham:

... Virtual power plant? Yes. Okay.

Petrina Thomson:

Yes, actually that’s part of the new IRA. It allows the storage only tax credit.

Jon Windham:

Perfect. Okay. Thank you. Just wanted to make sure I was clear on that. And then, there’s a long tail of solar installers, but there’s also several listed names in the market, whether they do financing like Sunova, or installers like Sunrun and SunPower. And so there’s some names out there that investors are relatively familiar with and some new names that are out there. When you really think about what’s your key differentiation relative to some of the other larger players in the market, I’d love to hear your thoughts on that. Thanks.

Frank Magnotti:

Yeah. Well, that’s a good question. Aside from the technical differentiators around a software and solutions focused business, which provides more flexibility than our competitors, our focus on partnering with communities has not historically shown any interest in being addressed, especially those that are under-resourced. So there’s a very large addressable market within these sustainable community networks. And I probably could go on for a long time on a lot of the other differentiations, but I think it’s our go to market strategy, how we address the LMI community and how we brand with the community.

We don’t necessarily have, currently don’t have the brand recognition that some of our larger competitors do, but the community aspect and the community branding not only makes us even in that, it makes us better than our competitors.

Jon Windham:

Okay. Can you talk a little bit more into that so I understand what exactly you mean by LMI community, and what was the process of acquiring residential customers? Thanks.

Frank Magnotti:

Okay. The programs we have developed are co-branded and co-promoted alongside the communities we partner with. This adds meaningful credibility when we market to homeowners. We work closely with our trusted partners to engage with those audiences. Since announcing our partnership with Santa Barbara last fall, the response rates have been excellent.

Petrina Thomson:

And just adding to that as specifically to the LMI community or low-medium income focused communities, we do not require FICO techs in that process. So to our earlier sort of comment that Frank made, our focus on parity is real. We want to allow all to have access to these energy solutions, and this program is a huge enabler of that.

Frank Magnotti:

And just to follow up on that, it’s also not uneconomic to do it because a lot of the tax credits and subsidies get increased in these communities.

Jon Windham:

Yeah. There were some pretty substantial adders in the IRA for low income communities. Interesting. And Mark, I’ll say a lot of people at the state and federal level for that. I have a few more, but before I sort of move on to some of my other questions, Greg, can we check on the line? Are there any questions on the line?

Greg:

We do not have any questions so far. Everyone, just a kind reminder, please press star and 1 to ask a question.

Jon Windham:

All right. Have to dive into the, what’s been on a statutory question to ask, almost every call we’ve had in the last year, a little bit on supply chain. What are you seeing in terms of concerns about an availability of supply, both in terms of hardware and in terms of labor?

Frank Magnotti:

Sure. Depending on the channel, installs will be completed by either installer partners or by electric crews. We have our own license. This is an industry challenge. But our model is attractive to installer partners, and we believe we have the capabilities to meet our goals. So yeah, we agree that it is an industry issue. We are focused on continuing through our software to lower installation times, and we have not seen currently the installation constraints.

The supply side, we have locked up supply or supply agreements for 12 to 18 months. I don’t know if that’s the exact number, but yeah. So I remember in the beginning, when we were going through diligence, even with Mike, the first questions always were around supply chain. We’ve put a lot of effort into addressing the supply chain issues and that, and the people looking at us now, that does not rise up to the top at all. So I think we’re pretty good on supply.

Jon Windham:

Got it. Thank you. And then a couple email questions, I’ll sort of cobble them together, but they fit right on that topic. One asking, and I think this is in a slide deck if I remember, who is the battery supplier, what technology are you using for batteries? And then the second part, but on the same topic from another investor was asking about, how do you think the residential storage market, in terms of technology, evolve? Does it move to lithium phosphate, flow batteries? So where you are now in terms of supply, and then what do you think of the evolution of technology of residential storage is? Thanks.

Frank Magnotti:

Yeah. We have in our deck that we are diversifying supply. We currently have battery supply with CATL and with Topband, another battery supplier. So we have dual supply and currently enough supply. We moved, probably earlier than just about anybody else, from lithium ion to lithium iron phosphate batteries. So we do have the batteries that are the safest and most reliable.

The question about do I see flow batteries in the future? Generally, they’ve been geared toward a lot larger systems, the big industrial customer. So we don’t necessarily see that for the current planning period. But our architecture and our modular design allows us to be very flexible and hardware-agnostic. So we constantly look at what’s out in the market in technology and in supply partners so that we’ll be ready.

Jon Windham:

Perfect. Got it. And then just go through some of these relatively quickly, some specific questions here. Someone asking about how much of your business is dependent on new housing starts versus existing homes?

Frank Magnotti:

I don’t think we have an exact number, but the vast majority is not in new building stock.

Jon Windham:

Right. Perfect. And then someone else asking, there sometimes can be a very fine line between the size of a residential system and small commercial. Talk a little bit about ... Is it all mostly aimed at the residential market or do you do some commercial business as well?

Frank Magnotti:

Yeah, so we differentiate this a little bit technically, whether it’s single-phase or three-phase powers. So for any small commercial customer that are single=phase, then you can put in the same residential battery into the small commercial systems. So yes, we do small commercial systems and we can do that. We will need to expand our product line to address the larger three-phase commercial systems.

Jon Windham:

Got it. And then a couple other questions. I’ll put them together here that came in via email. Asking about, obviously, residential battery sales are often done in connection at the same time as the installation of the solar system. Can you talk a little bit more about how the partnerships with the installers work?

Petrina Thomson:

So depending on our channel, we mentioned that we have a level of white label and installer or distributor sales, although we’re pulling back on that. In those cases, the expectation or the need is that the installer needs to get certified obviously before we would sell them a battery. That battery may be through distributor like CD or direct to the installer. But a majority of our go-to box market strategy is through the programs that we’ve mentioned, the sustainable community networks and the sustainable solutions. With those programs, it’s a more defined group of installers and in some cases even ourselves with our own internal installation crews.

Our focus is on that customer support or installer support, providing them the upfront training, investing the time even onsite when possible to ensure they have a good installation experience. And then from there, they can do it relatively straightforwardly on their own. And part of that installer experience is related to the commissioning. We do pride ourselves on having a very timely commissioning process, 30 minutes, maybe less if everything has been installed correctly.

Jon Windham:

Got it. Appreciate it. And another question. Again, we covered this a little bit, but talking about how you win business. Someone’s specifically asking how price competitive is the residential market? Oftentimes you tend to get selling to homeowners a little bit of an ability to price to value, meaning, “Hey, you’re going to save 20-30% on your electricity bill.” They’re good to go and they don’t tend to shop too much around on actually pricing out the individual hardware, et cetera. Can you just talk a little bit about the ... I think you’re asking about how price competitive is the business once you get in front or one of your installer partners gets in front of a customer?

Frank Magnotti:

Yeah, I think the proof is in the pudding just like we said about electricity rates. Our 25-year PPA structure in the sustainable community networks are generally 20% below the utility rates. And not only are you providing solar production for that price, you are also including the resilient battery in the system. So from a value proposition, it shows that the value is there at the current prices and costs and you value price it rather than it being so cost competitive.

Jon Windham:

Okay.

Frank Magnotti:

Yeah, because in the case of a PPA, there is no upfront money that the customer is putting out. So it’s savings from day one.

Mike Lawrie:

Yeah. Just to add that, the finance partner buys the equipment, so the homeowner doesn’t pay for the battery storage. They enter into a 25-year power purchase agreement and they get a discount to their current rates that they get from their public utility. And included in that is the cost of the storage system. So there isn’t that much price sensitivity for the homeowner. That price sensitivity comes in with our finance partner in terms of them packaging that deal with the power purchase agreement and then offering that complete solution to the homeowner.

Frank Magnotti:

Right.

Petrina Thomson:

Of course, that complete solution is the solar together with the battery.

Jon Windham:

Right, right. Got it. Getting emailed questions fast and furious. So right on that topic, someone’s asking for your thoughts about how do you put into scale or magnitude the impact of higher financing costs for consumers? Obviously we live in a higher interest rate environment today than two years ago. What’s the net impact of that compared to the inflation within people’s electricity bills? Any thoughts on that? Just sort of how investors think about the magnitude of two things changing at the same time and what that ultimately means to the value proposition to homeowners.

Frank Magnotti:

The way we go to market, again, with our finance partner, this is a pre-negotiated price already. So we’re currently insensitive to any finance rates and the homeowner is isolated from that finance rate themselves as well. We’re offering in California at a lower PPA price than the utility rate. I think if you started getting into leasing models and doing finance rates, then that’s a different ...

Jon Windham:

Got it. Understood. Thank you. And maybe with that as we’re getting pretty close to the top of the hour, last second if there’s any live questions on the call, we’ll take them now. Otherwise, we’ll start to wrap up. Greg, are you there? Are you guys on mute?

Speaker 1:

Sorry, I’m here if you can ask any questions so far.

Jon Windham:

All right, perfect. I promised to finish the top of the hour. I have a very hard out. And I have a few sort of closing comments and just quick advertisement. But Frank, just as a heads-up, I will turn it back over to you so you can have the final word on the call. The first thing I say is, Frank and team, thank you so much for being here today. Like I said at the beginning, at least for me, residential storage is probably one of the most interesting end markets developing within the sort of broader alternative energy space. And not just in 2023, probably for the rest of my career. It’s going to be a really interesting dynamic as we move towards high renewable penetration, which means probably time use rates across the country creates a real sort of market for smart energy storage in the home.

Traditionally, what we call smart home energy is really just energy efficiency. And we’re transitioning into a time in which actually as your rates start to change, creates this real market opportunity for you to be smart about your time of consumption and without changing consumer behaviors, the battery is the obvious solution for that. So like I said, I think Electriq Power is a company for the moment, if you would.

Sorry about that long aside, but with that, just a quick advertisement. We have I think 10 more calls this month in the UBS Energy Transition Call Series. It’s been a really busy month. Thank you to all the participants for the questions today. And then lastly, Frank and team, thank you so much for being here. Really, really appreciate the story. Good luck with the closing. Look forward to having you in the public equity markets and following the story. Frank, the final word’s yours.

Frank Magnotti:

The final word is one of gratitude to you, Jon. You host a great energy transition call. We love your enthusiasm and we share it. We believe like you, it’s not only the most interesting area, this is one of the highest growth areas.

Speaker 1:

Everyone, this concludes our call.

Additional Information and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”). This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), in which a joint proxy statement/consent solicitation statement/prospectus (the “Proxy Statement/Prospectus”) was included. The information in the Form S-4 is not complete and may be changed. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to TLG’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders in connection with the proposed Business Combination and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS

COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Business Combination. Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this communication are forward-looking statements, including statements concerning the Electriq’s expected capital needs, cash run way and use of proceeds. Forward-looking statements herein generally relate to future events or the future financial or operating performance of TLG, Electriq or the combined company expected to result from the Business Combination (the “Combined Company “). For example, projections of future financial performance of Electriq or the Combined Company, the Combined Company’s business plan, other projections concerning key performance metrics, the proceeds of the Business Combination and the Combined Company’s expected cash runway, the potential effects of the Business Combination on TLG and the Combined Company, the satisfaction of closing conditions to the Business Combination and the timing of completion of the Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “ should,” “ expect,” “ intend,” “ will,” “estimate,” “ anticipate,” “ believe,” “ predict,” “project,” “target,” “budget,” “forecast,” “could,” “continue,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are based on beliefs and assumptions and on information currently available to management of TLG or Electriq and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TLG, Electriq and their management, as the case may be, are inherently uncertain and subject to material change. There can be no assurance that future developments affecting TLG or Electriq will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in TLG’s SEC filings. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of TLG and Electriq described above. Neither TLG nor Electriq undertakes any duty to update these forward-looking statements. In addition, no responsibility, liability or duty of care is or will be accepted by TLG, Electriq or any other person for updating or revising this communication or providing any additional information to any recipient and any such liability is expressly disclaimed.